Mail Stop 4561

      August 25, 2005

Brian E. Dearing
Chairman of the Board,
Chief Executive Officer and President
ARI Network Systems, Inc.
11425 W. Lake Park Drive
Milwaukee, Wisconsin  53224


	Re:	ARI Network Services, Inc.
   Form 10-K for the Fiscal Year Ended
   July 31, 2004
		Filed October 29, 2004
   Forms 10-QSB for the fiscal quarters ended October 31, 2004,
   January 31, 2005 and April 30, 2005
Forms 8-K filed October 14, 2004, December 2, 2004, February 24,
2005
and May 19, 2005
		File No. 000-19608

Dear Mr. Dearing:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. We note your use of non-GAAP measures throughout your 10-KSB, 10-
QSB`s and the Form 8-K`s noted above. Please address the following and tell us how you have considered the guidance in Regulation G,
Item 10 of Regulation S-B and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial
Measures:

* The statement of operations data you present in (1) the Form 8-K`s noted above, (2) the 10-QSB`s noted above, (3) on page 10 and 16 in your MD&A discussion in your 10-KSB and (4) on page 7 of the financial statements in your 10-KSB, presents a number of non-GAAP measures, specifically "operating expenses before amounts capitalized." Tell us how your presentation complies with the guidance in Regulation G for each of these non-GAAP items.

* In your 8-K`s noted above, we note your use of the non-GAAP measures EBITDA and Earn (Burn) Rate. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

      In addition define "Earn (Burn) Rate" in your response.

Note 1. Description of Business and Significant Accounting
Policies

Revenue Recognition, page 11

2. We note that you recognize revenue from software licenses in multiple element arrangements ratably over the contractual term of the arrangement. Tell us why you are recognizing revenue under such arrangements ratably over the contractual term. In this regard, tell us whether separate sales exist for your software licenses and maintenance and whether you are able to determine vendor-specific objective evidence (VSOE) of fair value for each element in your multiple element arrangements. Please advise.

Note 3. Notes Payable, page 15

3. We note your disclosure on page 15 of your financial statements that you restructured certain debt and have accounted for this restructuring as a troubled debt restructuring in accordance with SFAS 15. Tell us how you determined that this modification or exchange of debt instruments represented a troubled debt restructuring. In this regard, tell us how you considered the model provided in paragraph 6 of EITF 02-4 in determining whether this modification or exchange of debt is within the scope of SFAS 15. Please address each of the factors provided in paragraphs 9 through
12 of EITF 02-4 in your response.

4. We also note in your disclosure that the liability in excess of the future cash flows of the new debt is being amortized as a reduction of interest expense over the life of the new debt. Tell us what accounting literature you are relying on in amortizing such amounts over the life of the new debt. In this regard, tell us how you considered paragraph 19 of SFAS 15 in determining whether to recognize a gain in the period of restructuring.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Gilmore at (202) 551-3406, Thomas
Ferraro at (202) 551-3225 or me at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Brian E. Dearing
ARI Networks, Inc.
August 25, 2005
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